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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                        Date of Report: January 30, 2006

                              CEMEX, S.A. de C.V.
                              -------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

                    Av. Ricardo Margain Zozaya #325, Colonia
                              Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___
          ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No   X
              ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    Contents

     1. Press release, dated January 27, 2006, announcing CEMEX's results for the fourth quarter of 2005 (attached hereto as exhibit 1).

     2. CEMEX's 2005 fourth quarter earnings report (attached hereto as exhibit 2).

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     CEMEX, S.A. de C.V.
                                                 -----------------------------
                                                       (Registrant)


Date:    January 27, 2006                        By:  /s/ Rafael Garza
      -----------------------                        -------------------------
                                                     Name:  Rafael Garza
                                                     Title: Chief Comptroller

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                                 EXHIBIT INDEX

      EXHIBIT NO.          DESCRIPTION
      -----------          -----------

      1.                   Press release, dated January 27, 2006,
                           announcing CEMEX's results for the fourth quarter of 2005.

      2.                   CEMEX's 2005 fourth quarter earnings report.